March 3, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: William H. Thompson, Accounting Branch Chief

Re:	MarineMax, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed December 6, 2013
Definitive Proxy Statement filed on Schedule 14A
Filed January 10, 2014
Comment Letter dated February 20, 2014
File No. 001-14173

Dear Mr. Thompson:

On behalf of MarineMax, Inc. (“MarineMax”), I am writing in response to the comments set forth in your letter dated February 20, 2014 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), the Staff’s comment is repeated below, along with MarineMax’s response to the comment set forth immediately following the comment.

Comment #1

Form 10-K for Fiscal Year Ended September 30, 2013

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-5

1.

You state in your response to comment 2 in our letter dated January 24, 2014 that revenues associated with services is less than 10% of total revenues. However, we note your disclosure on page 11, which indicates that the aggregate percentage of revenues from maintenance, repair and storage services, F&I products, and brokerage and charter services exceeded 10% of total revenues in 2013. It also appears that aggregate revenues from such services exceeded 10% of total revenues in 2012 and 2011. Please explain to us what revenue streams you include in revenues from services and why any of the

Securities and Exchange Commission

March 3, 2014

revenue streams above are properly included in sales of tangible products. In any event, it appears that you should separately disclose net sales from tangible products and revenues from services and the amounts of cost of tangible products sold and cost of services in accordance with Rule 5-03 of Regulation S-X. Please advise.

Response to Comment #1

We have considered the presentation requirements under Rules 5-03 (b)(1) and (2) of Regulation S-X, which require that the statement of income present sales by tangible products, operating revenues of public utilities or others, income from rentals, revenues from services, and other revenues if income derived from more than one of the categories is greater than 10% of total revenue. Under Rule 5-03 of Regulation S-X, “each class which is not more than 10 percent of the sum of the items may be combined with another class.”

Our revenue from services as disclosed in our Form 10-K, pages 9-14 under “Products and Services,” include the following revenue streams: (a) maintenance, repair, and storage services; (b) F&I products; and (c) yacht charter. As referenced in the disclosure on page 12, approximately 7.6% of our revenue, or $44.7 million, is from maintenance, repair, and storage services. This amount includes, however, revenue from shop and sublet parts used in the maintenance work ($6.4 million or 1.1% of total revenue), which are sales of tangible products, and revenue from the rental of slip and storage spaces, which are income from rentals ($7.8 million or 1.3% of total revenue). As referenced in the disclosure on page 14, approximately 0.4% of our revenue, or $2.2 million, is from yacht charter services. This amount includes, however, revenue from the rental of power and sailing yachts ($1.8 million or 0.3% of total revenue), which are income from rentals. Brokerage services is the sale of brokerage boats, a tangible product, and reflects $13.8 million or 2.4% of total revenue.

Revenue from services, which includes income from (a) maintenance, repair, and storage services; (b) F&I products; and (c) yacht charter represents 8.1% of total revenue or $47.7 million. Because revenue associated with services provided is less than 10% of total revenues, we have combined this revenue with revenue associated with income from rentals and tangible products; gross sales less discounts, returns and allowances. We will continue to monitor our percentage of revenue associated with services and modify our disclosures as appropriate should we exceed the 10% threshold.

Comment #2

Definitive Proxy Statement filed on Schedule 14A

Incentive Compensation, page 14

2.	We note your response to comment 7 in our letter dated January 24, 2014. In future filings, please revise your disclosure to discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss in your disclosure any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Securities and Exchange Commission

March 3, 2014

Response to Comment #2

MarineMax will revise the applicable disclosures in future filings in accordance with the Staff’s comment.

*            *             *

MarineMax acknowledges the following:

•	MarineMax is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	MarineMax may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MarineMax believes that the foregoing responds fully to each of the questions in the Staff’s February 20, 2014 Comment Letter. Please let us know if you have any questions about our responses.

Respectfully submitted,

MarineMax, Inc.

By:	/s/ Michael H. McLamb
Michael H. McLamb
Chief Financial Officer

cc:	William H. McGill, Jr., Chief Executive Officer, MarineMax, Inc.

Paulee Day, General Counsel, MarineMax, Inc.

Robert J. Grammig, Esq., Holland & Knight LLP

Steven W. McMullen, Partner, KPMG LLP